

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 6, 2017

Arron K. Sutherland
President and Chief Executive Officer
ICC Holdings, Inc.
225 20th Street
Rock Island, IL 61201

> **Re:** **ICC Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-214081**

Dear Mr. Sutherland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Nine Months Ended September 30, 2016 Compared to September 30, 2015

Expense Ratio, page 63

1. Please revise to explain the reason(s) underlying the 80 basis point increase in your expense ratio during this period, particularly in light of the 138 basis point decrease in your expense ratio during the 2015 compared to 2014 on page 65.

Unaudited Financial Statements

4. Debt, page F-42

2.   We note your $798,770 of sale leaseback transactions and $500,000 of debt obligations entered into in 2016. Please tell us the following:

- When these transactions were entered into and if they are with the same party;
- How you are accounting for the interest expense on the debt obligation and its accrual and payment amounts and timing;
- Whether the additional bonds pledged for the sale leaseback transactions restrict any of your capital resources or liquidity; and
- What consideration you gave to disclosing your accounting policy for sale leaseback transactions.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Sunjeet S. Gill, Esquire
        Stevens & Lee, P.C.